EXHIBIT 99.15

ALAMOS GOLD INC.

June 30, 2011

(stated in thousands of United States dollars)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Condensed Interim Consolidated Financial Statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in thousands of United States dollars)

		Note Ref.	June 30, 2011	December 31, 2010

A S S E T S
Current Assets
Cash and cash equivalents			$ 149,208	$ 146,334
Short-term investments			58,488	41,846
Amounts receivable			4,792	5,749
Advances and prepaid expenses			12,222	3,136
Available-for-sale securities		5	11,618	9,380
Other financial assets		5	465	1,094
Inventory		6	25,145	25,225

			261,938	232,764

Exploration and evaluation assets		8	103,637	99,767
Mineral property, plant and equipment		7	184,882	173,905

			$ 550,457	$ 506,436

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities			$ 17,270	$ 14,393
Income taxes payable			3,463	3,373
Current portion of other liabilities		10 b)	467	428

			21,200	18,194

Deferred income taxes			28,613	26,866
Decommissioning liability		10 c)	7,707	7,559
Other liabilities		10 a),b)	640	688

Total Liabilities			58,160	53,307

E Q U I T Y
Share capital		11	$ 335,763	$ 325,867
Contributed surplus			28,041	23,316
Accumulated other comprehensive income (loss)			(4,302)	(1,332)
Retained earnings			132,795	105,278

			492,297	453,129

			$ 550,457	$ 506,436

Commitments and Contingencies	13

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited - stated in thousands of United States dollars, except per share amounts)

		For the three-month periods ended		For the six-month periods ended
	Ref.	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

OPERATING REVENUES
Gold sales		$ 56,864	$ 47,494	$ 111,240	$ 94,145

OPERATING EXPENSES
Mining and processing		13,417	11,229	27,075	22,504
Royalties	13 b)	2,885	2,311	5,486	4,335
Amortization		5,979	5,115	11,704	10,730
Exploration		2,161	1,987	4,173	4,028
Corporate and administrative		2,651	2,265	5,073	4,351
Stock-based compensation	11 b)	4,525	5,936	7,225	7,479
Employee future benefits		15	27	27	54

		31,633	28,870	60,763	53,481

EARNINGS FROM OPERATIONS		25,231	18,624	50,477	40,664
Interest income		394	310	798	583
Financing expense	10 b),c)	(149)	(113)	(297)	(223)
Foreign exchange loss		(613)	(524)	(490)	(811)
Other loss	5	(319)	(2)	(1,437)	(1,408)

Earnings before income taxes for the period		24,544	18,295	49,051	38,805
Income taxes
Current tax expense		(7,950)	(8,301)	(15,200)	(15,600)
Deferred tax (expense) recovery		(1,100)	(520)	(500)	1,793

Earnings for the period		$15,494	$9,474	$33,351	$24,998
Other comprehensive income
- Unrealized loss on securities		(870)	-	(2,970)	-

Comprehensive income for the period		$14,624	$9,474	$30,381	$24,998

Earnings per share
– basic	11 c)	$0.13	$0.08	$0.29	$0.22

– diluted	11 c)	$0.13	$0.08	$0.28	$0.22

Weighted average number of common shares outstanding

- basic		116,843,000	114,965,000	116,688,000	114,448,000

- diluted		117,996,000	116,732,000	118,065,000	116,239,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended June 30, 2011 and 2010

(Unaudited - stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at December 31, 2009	109,850,108	$251,752	$12,864	$0	$48,978	$313,594
Stock-based compensation	-	-	7,479	-	-	7,479
Shares issued on exercise of options	1,929,000	16,499	(4,104)	-	-	12,395
Shares issued on acquisition (note 4)	4,000,000	50,630	-	-	-	50,630
Dividends					(3,438)	(3,438)
Earnings	-	-	-	-	24,998	24,998

Balance at June 30, 2010	115,779,108	$318,881	$16,239	$0	$70,538	$405,658

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at December 31, 2010	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
Stock-based compensation	-	-	7,225	-	-	7,225
Shares issued on exercise of options	744,600	9,896	(2,500)	-	-	7,396
Dividends	-	-	-	-	(5,834)	(5,834)
Earnings	-	-	-	-	33,351	33,351
Other comprehensive income (tax impact; nil)	-	-	-	(2,970)	-	(2,970)

Balance at June 30, 2011	117,084,608	$335,763	$28,041	($4,302)	$132,795	$492,297

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash provided by (used in):
Operating Activities
Earnings	$15,494	$9,474	$33,351	$24,998
Adjustments for items not involving cash:
Amortization	5,979	5,115	11,704	10,730
Financing expense	149	113	297	223
Unrealized foreign exchange loss	122	326	989	480
Deferred income taxes	1,100	520	500	(1,793)
Write-down and loss on disposal of assets	-	-	-	1,298
Stock-based compensation	4,525	5,936	7,225	7,479
Other	380	27	688	54
Changes in non-cash working capital:
Fair value of forward contracts	(10)	(57)	476	169
Amounts receivable	(4,821)	(5,283)	(7,383)	(6,898)
Inventory	(558)	(605)	152	(2,234)
Advances and prepaid expenses	(810)	(2,701)	507	(2,967)
Accounts payable, taxes payable and accrued liabilities	6,208	8,027	8,627	12,886

	27,758	20,892	57,133	44,425

Investing Activities
Purchases of securities	(1,559)	-	(4,833)	-
Acquisition of Turkish properties	-	-	-	(40,180)
Contractor advances	(4,063)	-	(9,593)	-
Short-term investments (net)	(11,927)	(15,917)	(16,642)	(3,863)
Proceeds on sale of equipment	445	588	889	888
Decommissioning liability	(132)	-	(132)	-
Exploration and evaluation assets	(2,284)	(2,500)	(3,870)	(2,916)
Mineral property, plant and equipment	(13,555)	(12,815)	(22,475)	(22,332)

	(33,075)	(30,644)	(56,656)	(68,403)

Financing Activities
Common shares issued	4,202	9,649	7,396	12,396
Dividends paid	(5,834)	(3,438)	(5,834)	(3,438)

	(1,632)	6,211	1,562	8,958

Effect of exchange rates on cash and cash equivalents	125	(950)	835	(63)

Net (decrease) increase in cash and cash equivalents	(6,824)	(4,491)	2,874	(15,083)
Cash and cash equivalents - beginning of period	156,032	150,090	146,334	160,682

Cash and cash equivalents - end of period	$149,208	$145,599	$149,208	$145,599

Supplemental information:
Interest paid	$ -	$ -	$ -	$ -
Interest received	$323	$162	$619	$347
Income taxes paid (note 5)	$3,585	$2,667	$7,985	$4,014

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

(Unaudited - stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine (the “Mine”) and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Agi Dagi and Kirazli gold development projects in Turkey.

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS are included in Note 15.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed in Note 15, the Company has consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the condensed interim consolidated financial statements for the period ended March 31, 2011 and are based on IFRS issued and outstanding as of the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS. These condensed interim consolidated financial statements should be read in conjunction with our condensed interim consolidated financial statements for the period ended March 31, 2011 and the Canadian GAAP annual financial statements for the year ended December 31, 2010.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 2, 2011.

3. FUTURE ACCOUNTING POLICY CHANGES

The following are new pronouncements approved by the IASB. The following new Standards and Interpretations are not yet effective and have not been applied in preparing these financial statements, however, may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The extent of the impact of adoption of IFRS 10 has not yet been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

4. ACQUISITION OF TURKISH PROPERTIES

On January 6, 2010, the Company completed the acquisition of the Agi Dagi and Kirazli gold projects (the “projects”) through the purchase of certain Turkish subsidiaries held by Fronteer Development Group Inc. (“Fronteer”) and Teck Resources Limited (“Teck”).

This transaction does not meet the definition of a business combination. Consequently, the transaction has been recorded as an acquisition of an asset.

The Company paid a total of US$40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration for the projects. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi project. The total purchase price was $91,334,000 including transaction costs of $704,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the net assets acquired was in excess of the consideration paid and was therefore allocated to the mineral property, plant and equipment on a pro rata basis.

Assets acquired and liabilities assumed	($000)
Current assets	260
Mineral property, plant and equipment	91,074

$91,334

Consideration paid	($000)
Cash	40,000
Issuance of shares	50,630
Transaction costs	704

$91,334

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	June 30 2011	December 31, 2010
	($000)	($000)

Fair value through profit and loss (“FVTPL”) (1)	207,696	188,180
Derivative instruments designated as FVTPL (2)	465	1,094
Available for sale securities (3)	11,618	9,380
Loans and receivables (4)	4,792	5,749
Derivative contracts designated as FVTPL (5)	(1,191)	(715)
Other financial liabilities (6)	(20,294)	(17,831)

(1)

Includes cash of $75.1 million (December 31, 2010 - $80.6 million), cash equivalents of $74.1 million (December 31, 2010 - $65.7 million) and short-term investments of $58.5 million (December 31, 2010 - $41.8 million).

(2)	Includes the Company’s investment in the warrants of Primero Mining Corp. The Company recorded a mark-to-market loss of $0.7 million for the six-month period ended June 30, 2011 (June 30, 2010 - nil).
(3)

Includes the Company’s investment in the common shares of Primero Mining Corp and other publicly traded entities. The Company recorded a mark-to-market loss of $3.0 million for the six-month period ended June 30, 2011 which is recorded in other comprehensive income (June 30, 2010 - nil).

(4)

Includes amounts receivable. As permitted by Mexican tax law, the Company offset $7.5 million of Mexican value-added tax receivables against its current taxes payable liability for the six-months ended June 30, 2011 ($14.2 million for year ended December 31, 2010).

(5)

Includes the Company’s foreign currency forward and option contracts and gold option contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(6)	Includes all other accounts payable and accrued liabilities, income taxes payable, dividend payable, and property acquisition obligations.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At June 30, 2011 and December 31, 2010, the Company had no outstanding gold contracts.

At June 30, 2011, the Company had outstanding contracts to deliver $16 million CAD in exchange for a fixed amount of USD at future dates up to September 2011, with CAD:USD rates ranging from 1.03:1 to 1.04:1. The mark-to-market loss associated with these contracts as at June 30, 2011 was $1.2 million (2010 - $0.7 million).

6. INVENTORY

	June 30, 2011	December 31, 2010

	($000)	($000)

Precious metals dore and refined precious metals	3,884	5,201
In-process precious metals	10,453	10,469
Parts and supplies	10,808	9,555

	$ 25,145	$ 25,225

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three and six-month period ended June 30, 2011 was $14,796,000 and $29,159,000 (three and six-month period ended June 30, 2010 - $11,603,000 and $22,542,000). The amount of inventory charged to operations as amortization in the three and six-month period ended June 30, 2011 was $4,900,000 and $9,684,000 (three and six-month period ended June 30, 2010 - $3,415,000 and $7,155,000).

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)

Cost as at January 1, 2011	152,606	1,733	6,236	160,575	97,697	258,272
Additions	1,353	364	5,629	7,346	15,212	22,558
Disposals	(83)	-	-	(83)	-	(83)
Transfers from / (to) construction in progress	20	-	(20)	-	-	-

Cost as at June 30, 2011	$153,896	$2,097	$11,845	$167,838	$112,909	$280,747

Accumulated amortization and impairment as at January 1, 2011	57,943	859	-	58,802	25,565	84,367
Amortization expense	8,578	264	-	8,842	2,721	11,563
Disposals	(65)	-	-	(65)	-	(65)

Accumulated amortization and impairment as at June 30, 2011	$66,456	$1,123	$-	$67,579	$28,286	$95,865

Net book value as at June 30, 2011	$87,440	$974	$11,845	$100,259	$84,623	$184,882

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)

Cost as at January 1, 2010	132,200	1,212	2,528	135,940	74,742	210,682
Additions	3,352	541	46,556	50,449	1,368	51,817
Change in decommissioning liability	-	-	-	-	2,036	2,036
Disposals	(6,243)	(20)	-	(6,263)	-	(6,263)
Transfers from / (to) construction in progress	23,297	-	(42,848)	(19,551)	19,551	-

Cost as at December 31, 2010	$152,606	$1,733	$6,236	$160,575	$97,697	$258,272

Accumulated amortization and impairment as at January 1, 2010	45,512	615	-	46,127	19,733	65,860
Amortization expense	14,864	245	-	15,109	5,832	20,941

Disposals	(2,433)	(1)	-	(2,434)	-	(2,434)

Accumulated amortization and impairment as at December 31, 2010	$57,943	$859	$-	$58,802	$25,565	$84,367

Net book value as at December 31, 2010	$94,663	$874	$6,236	$101,773	$72,132	$173,905

Construction-in-progress and certain deferred development costs totaling $61.0 million at June 30, 2011 ($45.1 million at December 31, 2010) are not subject to amortization until such time as the related assets are used in operations.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets include the Company’s Turkish assets. Exploration and evaluation assets are not subject to amortization.

	Turkey	Mexico	Total

	($000)	($000)	($000)

Cost as at January 1, 2010	521	-	521
Additions	99,246	-	99,246

Cost as at December 31, 2010	99,767	-	99,767
Additions	3,870	-	3,870

Cost as at June 30, 2011	$103,637	$-	$103,637

Exploration and evaluation immediately expensed are included in exploration expense in the statements of comprehensive income and totaled $4.2 million for the six-month period ended June 30, 2011 (2010 - $4.0 million)

9. DIVIDENDS PAYABLE

	Six-months ended June 30, 2011	Year ended December 31, 2010

	($000)	($000)

Declared and paid during the period	5,834	7,495
Declared and payable	-	-

	$5,834	$7,495

Dividend per share	$0.05	$0.065

10. PROVISIONS

a)	Employee future benefits

The Company accrues employee future benefits for all contract workers paid through its subsidiary employment services company. These benefits consist of a one-time payment equivalent to twelve days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with fifteen or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, minimum wage increases and expected salary levels are required and are subject to review and change.

A continuity of the employee future benefits provision is as follows:

	Six months ended June 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	336	258
Current service cost	27	151
Payments made against the liability	(22)	(83)
Impact of foreign exchange	14	10

Obligations at end of period	$355	$336

b)	Property acquisition obligations

The Company is in the process of acquiring property adjacent to its present and prospective mining operations, including property comprising the town of Mulatos. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. The discounted value accretes to the estimated future value over the period of the payment obligation. At June 30, 2011 and December 31, 2010, the Company applied a discount rate of 4.50% to expected future payments.

A continuity of property acquisition obligations is as follows:

	Six months ended June 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	780	946
Payments made and revisions in estimated cash flows and changes in assumptions	(45)	(208)
Accretion of discounted cash flows	17	42

Obligations at end of period	$752	$780

Comprising:
Current obligation	$467	$428
Non-current obligations	285	352

	$752	$780

c)	Decommissioning liability

The fair value of a liability for a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

	Six months ended June 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	7,559	5,115
Revisions in estimated cash flows and changes in assumptions	-	2,036
Payments made against the liability	(132)	-
Accretion of discounted cash flows	280	408

Obligations at end of period	$7,707	$7,559

11. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount

		($000)
Outstanding at January 1, 2011	116,340,008	325,867
Exercise of stock options	744,600	7,396
Transfer from contributed surplus to share capital for stock options exercised	-	2,500

Outstanding at June 30, 2011	117,084,608	$335,763

b) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, which allows the Company to grant incentive stock options to its directors, officers, employees and consultants. Under the Plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. Stock options granted to directors, officers and certain consultants under the Plan are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The Plan is subject to shareholder approval and ratification every three years. The Plan was last approved by shareholders of the Company on May 15, 2008. The Company elected to withdraw its proposal to shareholders to ratify the existing Plan at its Annual and Special meeting held on June 2, 2011. As a result, the Plan expired on May 15, 2011. Accordingly, stock options outstanding at Mary 15, 2011 remain outstanding and exercisable subject to their initial terms and vesting conditions. New stock options cannot be granted until such time as the Company receives shareholder approval.

The following is a reconciliation of the changes in the number of stock options outstanding for the period ended June 30, 2011:

	Number	Weighted average exercise price
		($CAD)

Outstanding at January 1, 2011	6,914,700	11.98
Granted	2,115,000	14.30
Exercised	(744,600)	9.70
Forfeited	(114,200)	13.52

Outstanding at June 30, 2011	8,170,900	$12.76

The weighted average share price at the date of exercise for stock options exercised in 2011 was CAD $16.21.

For the six-months ended June 30, 2011, the Company granted 2,115,000 incentive stock options to purchase common shares in the capital of the Company at exercise prices ranging from CAD $14.24 per share to CAD $16.39 per share. For the six-months ended June 30, 2010, the Company granted 3,906,000 incentive stock options at an exercise prices ranging from CAD $13.04 to CAD $14.94 per share.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the six-month periods ended	June 30, 2011	June 30, 2010

Weighted average share price at grant date	$14.30	$14.64
Risk-free rate	1.7%-2.3%	1.4%-2.6%
Expected dividend yield	0.43%-0.58%	Nil – 0.43%
Expected stock price volatility (based on historical volatility)	42%-58%	55%-67%
Expected option life, based on terms of the grants (months)	20-60	20-60

Weighted average per share fair value of options granted	$4.96	$5.81

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at June 30, 2011, 4,883,900 stock options were exercisable. The remaining 3,287,000 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at June 30, 2011:

	Outstanding			Exercisable

Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)

$6.00 - $8.00	1,176,500	7.12	1.00	1,176,500	7.12
$8.01 - $10.00	1,257,000	9.71	2.76	1,239,000	9.71
$10.01 - $14.00	250,000	12.75	2.93	90,000	12.51
$14.01 - $15.00	5,307,400	14.60	3.91	2,319,400	14.73
$15.01 - $17.28	180,000	16.84	2.40	59,000	17.00

	8,170,900	$12.76	3.25	4,883,900	$11.61

Subsequent to June 30, 2011, 487,900 options were exercised with an average exercise price of $11.62.

c) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents

	For the six-months ended
	June 30, 2011	June 30, 2010

Earnings for the period (000)	$33,351	$24,998
Weighted average number of common shares outstanding (000)	116,688	114,448

Basic earnings per share	$0.29	$0.22
Dilutive effect of stock options outstanding (000)	1,377	1,791

Diluted earnings per share	$0.28	$0.22

12. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	June 30, 2011				December 31, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	184,083	104,143	293	288,519	173,361	100,201	110	273,672
Assets	348,755	113,019	88,683	550,457	319,242	107,832	79,362	506,436
Liabilities	54,491	1,150	2,519	58,160	50,694	1,306	1,307	53,307

Six-month periods ended	June 30, 2011				June 30, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	111,240	-	-	111,240	94,145	-	-	94,145
Earnings (loss)	47,079	(1,862)	(11,866)	33,351	36,908	(287)	(11,623)	24,998

13. COMMITMENTS AND CONTINGENCIES

a)	Escondida Development and Mill Construction

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos Pit. Development began in the third quarter of 2009 and is expected to be completed over approximately a two and a half year period, following which the Company will begin mining the underlying deposit. The total contract value is approximately $61.2 million, and is subject to the contractor achieving certain preset performance conditions. As at June 30, 2011, the Company has incurred approximately $42.3 million in project to date expenditures relating to this contract.

During the year, the Company signed a contract with a supplier to design and construct a gravity mill to process high-grade ore at the Escondida zone. The total value of the contract is $10.5 million. The Company has made advances of approximately $6.8 million relating to this contract as of June 30, 2011.

b)	Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2011, the royalty was paid or accrued on approximately 733,000 ounces of applicable gold production. Royalty expense for the three and six-months ended June 30, 2011 was $2.9 million and $5.5 million (three and six-months ended June 30, 2010: $2.3 million and $4.3 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at June 30, 2011 as the project is not in production.

c)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $6,850,000 in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $752,000 representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at June 30, 2011. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of approximately $1,100,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at June 30, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

14. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

15. IFRS TRANSITION FROM PREVIOUS GAAP

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS. The Company has prepared its opening IFRS balance sheet by applying existing IFRS standards in effect at the release of these condensed interim financial statements. However, the opening IFRS balance sheet and the December 31, 2010 comparative balance sheet presented in consolidated financial statements for the year ending December 31, 2011 may differ from those presented at this time if there are changes to IFRS standards that require retroactive adjustment.

The condensed interim consolidated financial statements have been prepared in accordance with IFRS. The accounting policies previously disclosed in the March 31, 2011 condensed interim consolidated financial statements have been applied in preparing the condensed interim consolidated financial statements for the period ended June 30, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has utilized this election and has therefore applied IFRS 3 only to business combinations that occurred on or after January 1, 2010.

(b)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP. The effect of applying IFRS 2 to unvested options at the transition date was to reduce retained earnings by $2.8 million as at January 1, 2010, with an offsetting adjustment to contributed surplus.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity, the first portion is in retained earnings and represents the cumulative interest accreted on the liability components, while the other portion represents the original equity component. The Company has utilized this IFRS 1 exemption to not require separation of these two portions if the liability component is no longer outstanding at the transition date.

(d)	Decommissioning liabilities

Under IFRS 1, an entity can elect not to retrospectively calculate the effect of each change in estimate that occurred prior to the transition date on the decommissioning asset and related amortization. Instead, it can elect to measure the liability at the transition date using a shortcut method. The Company has elected to use the IFRS 1 exemption and has measured the decommissioning asset and liability using the short cut method available. The effect was to reduce mineral property, plant and equipment and decommissioning liability by $0.3 million as at January 1, 2010.

(e)	Mineral property, plant and equipment - deemed cost

IFRS 1 includes an election to use fair value or revaluation as deemed cost for mineral property, plant and equipment, and is available on an asset-by-asset basis. The IFRS 1 election is separate from the policy choice available to measure long-lived assets at cost or under the revaluation model. The Company has elected to apply the IFRS 1 exemption to certain mobile equipment, which has resulted in a reduction of mineral property, plant and equipment of $1.5 million as at January 1, 2010, with an after-tax adjustment to retained earnings of $1.0 million.

(f)	IAS 23 - Borrowing Costs

In accordance with IFRS 1, the Company has elected to prospectively apply IAS 23 effective January 1, 2011.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(g)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(h)	Mineral property, plant and equipment

IFRS 6 requires that an entity classify each asset in the exploration for and evaluation of mineral resources as tangible or intangible according to the nature of the assets acquired and to apply the classification consistently. As a result, the Company has reclassified certain assets previously classified as mineral property, plant and equipment to exploration and evaluation assets.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Statement of Operations and Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

(i)	Mineral property, plant and equipment

Due to the adjustments to the provision for decommissioning liabilities and the adjustment for deemed cost election discussed in (d) and (e) above respectively, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization differs by $0.3 million for the year ended December 31, 2010.

(j)	Share-based payments

IFRS

•

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

•	Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

•	The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

•	Forfeitures of awards are recognized as they occur.

The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

(k)	Provision for decommissioning liabilities

IFRS

•	The provision for decommissioning liabilities must be adjusted for changes in key assumptions, including the discount rate.

Canadian GAAP

•	The provision for decommissioning liabilities is not adjusted for changes in key assumptions, including the discount rate.

The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

(l)	Provision for property acquisition obligations

IFRS

•	The provision for property acquisition obligations must be discounted using a discount rate applicable to settling the liability.

Canadian GAAP

•	The provision for property acquisition obligations must be discounted using a credited adjusted risk-free discount rate.

The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

(m)	Deferred tax liability

IFRS

A deferred tax liability is recognised for a temporary difference, except to the extent the deferred tax liability arises from:

•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that:

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit.

Canadian GAAP

A deferred tax liability is recognised for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. Under Canadian GAAP, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase deferred income tax liability.

(n)	Deferred tax asset / liability

IFRS

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are recognized as a deferred tax asset / liability.

Canadian GAAP

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.

The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

(o)	Available for Sale financial assets

IFRS

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in net income.

Canadian GAAP

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income.

(p)	Presentation

The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP.

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$160,682	$ -	$160,682
Short-term investments		26,200	-	26,200
Amounts receivable		2,369	-	2,369
Advances and prepaid expenses		1,058	-	1,058
Inventory		20,026	-	20,026

		210,335	-	210,335
Exploration and evaluation assets	(h)	-	521	521
Mineral property, plant and equipment	(d),(e) (h),(m)	149,947	(5,125)	144,822

		$360,282	$(4,604)	$355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,179	$ -	$11,179
Income taxes payable		1,988	-	1,988
Current portion of other liabilities		370	-	370

		13,537	-	13,537
Deferred income taxes	(d),(e) (m),(n)	20,354	2,244	22,598
Decommissioning liability	(d)	5,432	(317)	5,115
Other liabilities	(l)	759	75	834

Total Liabilities		40,082	2,002	42,084

E Q U I T Y
Share capital		251,752	-	251,752
Contributed surplus	(b)	10,114	2,750	12,864
Retained earnings	(b),(d),(e) (m),(n),(l)	58,334	(9,356)	48,978

		320,200	(6,606)	313,594

		$360,282	($4,604)	$355,678

The June 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$145,599	$ -	$145,599
Short-term investments		30,063	-	30,063
Amounts receivable		4,195	-	4,195
Advances and prepaid expenses		4,881	-	4,881
Inventory		22,362	-	22,362

		207,100	-	207,100
Exploration and evaluation assets	(h)	-	94,250	94,250
Mineral property, plant and equipment	(d),(e),(h) (i),(m)	268,145	(116,469)	151,676

Total Assets		$475,245	$(22,219)	$453,026

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$12,550	$ -	$12,550
Dividends payable		-	-	-
Income taxes payable		7,248	-	7,248
Current portion of other liabilities	(b),(j)	412	-	412

		20,210	-	20,210
Deferred income taxes	(d),(e),(k) (m),(n)	36,028	(14,899)	21,129
Decommissioning liability	(d),(k)	5,627	(312)	5,315
Other liabilities	(l)	697	17	714

Total Liabilities		62,562	(15,194)	47,368

E Q U I T Y
Share capital	(b)	319,007	(126)	318,881
Contributed surplus	(b),(j)	12,697	3,542	16,239
Retained earnings	(b),(d),(e) (m),(n),(l)	80,979	(10,441)	70,538

		412,683	(7,025)	405,658

		$475,245	($22,219)	$453,026

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$146,334	$-	$146,334
Short-term investments		41,846	-	41,846
Amounts receivable		5,749	-	5,749
Advances and prepaid expenses		3,136	-	3,136
Available-for-sale securities		9,380	-	9,380
FVTPL securities		1,094	-	1,094
Inventory		25,225	-	25,225

		232,764	-	232,764
Exploration and evaluation assets	(h)	-	99,767	99,767
Mineral property, plant and equipment	(d),(e), (h),(i),(m)	295,619	(121,714)	173,905

Total Assets		$528,383	$(21,947)	$506,436

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$14,393	$-	$14,393
Income taxes payable		3,373	-	3,373
Current portion of other liabilities		428	-	428

		18,194	-	18,194
Deferred income taxes	(d),(e) (m),(n)	42,784	(15,918)	26,866
Decommissioning liability	(d),(k)	7,731	(172)	7,559
Other liabilities	(l)	677	11	688

Total Liabilities		69,386	(16,079)	53,307

E Q U I T Y
Share capital	(b)	326,119	(252)	325,867
Contributed surplus	(b),(j)	17,314	6,002	23,316
Accumulated other comprehensive income	(o)	(960)	(372)	(1,332)
Retained earnings	(b),(d),(e) (m),(n),(l)	116,524	(11,246)	105,278

		458,997	(5,868)	453,129

		$528,383	($21,947)	$506,436

The Canadian GAAP statement of operations and comprehensive income for the three-month period ended June 30, 2010 has been reconciled to IFRS as follows:

			IFRS
	Ref.	CDN GAAP	Adjustments	IFRS
OPERATING REVENUES
Gold sales		$47,494	$ -	$47,494

OPERATING EXPENSES

Mining and processing costs		11,229	-	11,229
Royalties		2,311	-	2,311
Amortization	(i),(k)	5,182	(67)	5,115
Exploration		1,987	-	1,987
Corporate and administrative		2,265	-	2,265
Stock-based compensation	(j)	5,312	624	5,936
Accretion expense	(p)	115	(115)	-
Employee future benefits		27	-	27

		28,428	442	28,870

EARNINGS FROM OPERATIONS		19,066	(442)	18,624
Interest income		310	-	310
Financing expense	(k),(l) (p)	-	(113)	(113)
Foreign exchange (loss) gain	(m)	205	(729)	(524)
Other loss		(2)	-	(2)

Earnings before income taxes for the year		19,579	(1,284)	18,295
Income taxes

Current tax expense		(8,301)	-	(8,301)
Deferred tax recovery	(d),(e) (m),(n)	800	(1,320)	(520)

Earnings for the year		$12,078	($2,604)	$9,474

Other comprehensive income:
Unrealized gain (loss) on securities		-	-	-

Comprehensive income for the year		$12,078	($2,604)	$9,474

Earnings per share

– basic		$0.11	($0.03)	$0.08
– diluted		$0.10	($0.02)	$0.08

The Canadian GAAP statement of operations and comprehensive income for the six-month period ended June 30, 2010 has been reconciled to IFRS as follows:

			IFRS
	Ref.	CDN GAAP	Adjustments	IFRS
OPERATING REVENUES
Gold sales		$94,145	$ -	$94,145

OPERATING EXPENSES

Mining and processing costs		22,504	-	22,504
Royalties		4,335	-	4,335
Amortization	(i),(k)	10,864	(134)	10,730
Exploration		4,028	-	4,028
Corporate and administrative		4,351	-	4,351
Stock-based compensation	(j)	6,812	667	7,479
Accretion expense	(p)	227	(227)	-
Employee future benefits		54	-	54

		53,175	306	53,481

EARNINGS FROM OPERATIONS		40,970	(306)	40,664
Interest income		583	-	583
Financing expense	(k),(l) (p)	-	(223)	(223)
Foreign exchange (loss) gain	(m)	313	(1,124)	(811)
Other expense		(1,408)	-	(1,408)

Earnings before income taxes for the year		40,458	(1,653)	38,805
Income taxes

Current tax expense		(15,600)	-	(15,600)
Deferred tax recovery	(d),(e) (m)(n)	1,225	568	1,793

Earnings for the year		$26,083	($1,085)	$24,998

Other comprehensive income:
Unrealized gain (loss) on securities		-	-	-

Comprehensive income for the year		$26,083	($1,085)	$24,998

Earnings per share

– basic		$0.23	($0.01)	$0.22
– diluted		$0.22	-	$0.22

The Canadian GAAP statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			IFRS
	Ref.	CDN GAAP	Adjustments	IFRS
OPERATING REVENUES
Gold sales		$189,272	$ -	$189,272

OPERATING EXPENSES

Mining and processing		46,560	-	46,560
Royalties		9,090	-	9,090
Amortization	(i),(k)	20,753	(267)	20,486
Exploration		7,594	-	7,594
Corporate and administrative		9,036	-	9,036
Stock-based compensation	(j)	13,300	3,000	16,300
Accretion	(p)	460	(460)	-
Employee future benefits		151	-	151

		106,944	2,273	109,217

EARNINGS FROM OPERATIONS		82,328	(2,273)	80,055
Interest income		1,510	-	1,510
Financing expense	(k),(l),(p)	-	(451)	(451)
Foreign exchange gain	(m),(o)	294	(333)	(39)
Other gain (net)		9,393	-	9,393

Earnings before income taxes		93,525	(3,057)	90,468
Income taxes
Current expense		(23,410)	-	(23,410)
Deferred tax expense	(d),(e) (m),(n)	(4,430)	1,167	(3,263)

Earnings		$65,685	($1,890)	$63,795

Other comprehensive income:
Unrealized loss on securities	(o)	(960)	(372)	(1,332)

Comprehensive income		$64,725	($2,262)	$62,463

Earnings per share

– basic		$0.57	$0.02	$0.55
– diluted		$0.56	$0.01	$0.55